SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019 +1 212 839 5300 +1 212 839 5599 FAX AMERICA • ASIA PACIFIC • EUROPE

October 3, 2023

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Chen Chen

Kathleen Collins

Kyle Wiley

Matthew Crispino

Re:	7GC & Co. Holdings Inc.

Registration Statement on Form S-4

Filed August 31, 2023

File No. 333-274278

Ladies and Gentlemen:

On behalf of 7GC & Co. Holdings Inc. (the “Company,” “7GC,” “we,” “our” or “us”), we transmit herewith Amendment No. 1 (“Amendment No. 1”) to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) via the Commission’s EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated September 27, 2023 (the “Letter”). For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Letter, with the Staff’s comments presented in bold font type.

The responses below follow the sequentially numbered comments from the Letter. All page references in the responses set forth below refer to page numbers in Amendment No. 1, unless otherwise noted herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

U.S. Securities and Exchange Commission

October 3, 2023

Registration Statement on Form S-4

Cover Page

1.

Please disclose on the cover page that your offering is contingent upon final approval of your NASDAQ listing. Also, discuss the dual class structure and differing voting rights of each class of stock that are expected to be in place after the business combination. Highlight that the dual class structure will have the effect of concentrating voting control with New Banzai’s CEO. Additionally, if you will be considered a controlled company, please include disclosure of your controlled company status on the cover page and state whether you intend to rely on exemptions from listing standards as a controlled company.

Response: The Company acknowledges the Staff’s comment and has made changes on the cover page of the proxy statement/prospectus. Additional edits related to the Company’s status as a controlled company have been made on pages 28, 62, 227-229 and 234 of Amendment No. 1.

Notice of Special Meeting in Lieu of 2023 Annual Meeting of Stockholders, page iii

2.

We note in your reference to Proposals 2A, B, C, D, and E in the summary of Proposal No. 3G. However, Proposal 2 does not appear to be broken down into sub parts. Please revise to address this inconsistency or advise.

Response: The Company acknowledges the Staff’s comment and has made changes on pages iv, xix and 2 of Amendment No. 1.

Questions and Answers

Why is 7GC proposing the Business Combination?, page xx

3.

We note that one of the potentially material negative factors the board considered in evaluating the business combination is that a significant number of 7GC stockholders may elect to redeem their public shares prior to the consummation of the Business Combination. To provide context for investors, wherever you discuss the possibility of redemptions, please disclose the number of shares that have already been redeemed by your stockholders.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 51, 57 and 113 of Amendment No. 1.

U.S. Securities and Exchange Commission

October 3, 2023

Unaudited Pro Forma Condensed Combined Financial Information, page 74

4.

Please revise here to include a discussion, similar to your disclosures on page 132, of the various factors considered in determining that the Business Combination should be accounted for as a reverse recapitalization. Ensure you address the fact that Banzai’s existing shareholders will have the greatest voting interest in new Banzai due to the dual class structure.

Response: The Company acknowledges the Staff’s comment and has made changes on page 75 of Amendment No. 1 to include a discussion of the various factors considered in determining that the Business Combination should be accounted for as a reverse recapitalization, similar to our disclosures on pages 133-134 of Amendment No. 1. Our changes address the fact that Banzai’s existing shareholders will have the greatest voting interest in New Banzai due to the dual class structure.

5.

Revise the column headers in the pro forma financial statements to refer to Transaction Accounting Adjustments and Pro Forma Combined assuming “no” or “no further” redemptions rather than “minimum” redemptions as currently disclosed.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 77-79, 81-82 and 86 of Amendment No. 1 to revise the column headers in the pro forma financial statements from “Assuming No Additional Redemptions” to “Assuming No Redemptions” and from “Assuming Minimum Redemptions” to “Assuming No Redemptions”.

Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 83

6.

Please tell us, and revise to clarify, how you determined that Banzai will draw down $40.0 million under the terms of the GEM Agreement. Also, you state in pro forma adjustment A that such shares will be issued over a specified time period pursuant to the terms of the GEM Agreement. Revise to include a discussion of the amount and timing for each tranche.

Response: The Company acknowledges the Staff’s comment and has made changes on page 84 of Amendment No. 1.

7.

We note that pro forma adjustment H reflects a reduction in current liabilities for the repayment of $2.3 million of 7GC Promissory Notes outstanding at June 30, 2023. Please revise to clarify how such payment was made and tell us where the offsetting amount is reflected in the pro forma financial statements.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 79 and 85 of Amendment No. 1. The Company respectfully informs the Staff that the offsetting amount is now reflected as a reduction of cash and cash equivalents.

U.S. Securities and Exchange Commission

October 3, 2023

8.

We note that Banzai’s CEO and co-founder will receive shares of New Banzai Class B common stock, which entitles the holder to 10 votes per share. Please tell us whether the Class B common stock held by Mr. Davy prior to the merger carried different voting rights than the Class A common shares and provide us with the percentage of voting control held by Mr. Davy prior to the merger. Also, tell us how you considered whether Mr. Davy’s voting rights in New Banzai constituted a modification to the founder’s equity and whether you intend to record additional compensation expense as a result of such modification. Refer to ASC 718-20-35-2A. If so, please revise to include the necessary pro forma adjustment to reflect such expense.

Response: The Company acknowledges the Staff’s comment and respectfully informs that Staff that the Class B common stock of Banzai held by Mr. Davy prior to the merger does carry different voting rights than the Class A common shares of Banzai, as the Class A common shares of Banzai entitle their holders to only one vote per share, but does not carry different voting rights than the New Banzai Class B common stock Mr. Davy will receive following the merger. The Class B common stock currently held by Mr. Davy entitles him to 10 votes per share, which is approximately 55.81% of the voting control of Banzai. Following the merger, Mr. Davy’s ownership of New Banzai Class B common stock will continue to entitle him to 10 votes per share of New Banzai Class B common stock, and the New Banzai Class A common stock will entitle holders to one vote per share.

Further in response to the Staff’s comment, the Company has reviewed the guidance in ASC 718-20-35-2A with respect to whether Mr. Davy’s voting rights in New Banzai would constitute a modification to the founder’s equity. In summary, the Company has determined that a pro forma adjustment would not be required as Mr. Davy’s voting rights before and after the merger do not change and thus would not constitute a modification to the founder’s equity.

9.

You state that pro forma adjustment G assumes a scenario in which 3,329,638 public shares are redeemed for $35.2 million. Please explain why the transaction adjustment under the maximum redemption scenario in the pro forma balance sheet includes an adjustment for only ($35,205) or revise. In addition, provide us with the calculations that support the $35,205,207 in pro forma cash and cash equivalents under the minimum redemption scenario after giving effect to pro forma adjustments A, B, E and I, and ensure the amounts in this minimum redemption column foot.

Response: The Company acknowledges the Staff’s comment and has made changes on page 79 of Amendment No. 1. The Company respectfully informs the Staff that the adjustment of ($35,205) has been corrected to ($35,205,207) and that the pro forma cash and cash equivalents balance of $35,205,207 under the “Assuming No Redemption” scenario has been corrected to $53,062,974. The Company has ensured the $53,062,974 in the “Assuming No Redemption” scenario, after giving effect to pro forma adjustments A, B, E, and I, correctly foots for this column.

U.S. Securities and Exchange Commission

October 3, 2023

Information about Banzai

Market Size, page 188

10.

Please disclose how Winterberry calculated Banzai’s total addressable market and serviceable addressable market. Disclose any material assumptions and limitations associated with the estimates. Also, file Winterberry’s consent as an exhibit to the registration statement or tell us why a consent is not required. See Securities Act Rule 436.

Response: The Company acknowledges the Staff’s comment and has made changes on page 189-190 of Amendment No. 1. The Company further respectfully advises the Staff that Winterberry’s consent has been filed as Exhibit 23.4 to Amendment No. 1.

Banzai Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metrics, page 195

11.	Please revise to provide quantified information for each of the key business metrics discussed here for each period presented. Refer to SEC Release No. 33-10751.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 196-199 of Amendment No. 1.

Executive and Director Compensation of Banzai Employment Arrangements, page 219

12.

We note that prior to the consummation of the Business Combination, you expect to enter into employment agreements with Mr. Davy, Mr. Baumer, Ms. Levesque, and Ms. Stanley. Please confirm that you will file such agreements as exhibits to the registration statement when available. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made changes on page 221 of Amendment No. 1. The Company respectfully informs the Staff that the Company no longer expects to enter into employment agreements with Mr. Davy, Mr. Baumer, Ms. Levesque and Ms. Stanley prior to the consummation of the Business Combination.

Beneficial Ownership of Securities, page 228

13.

Please revise your beneficial ownership table to disclose the Banzai securities beneficially owned before the offering or tell us why you believe you are not required to do so. Refer to Item 403 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has made changes on pages 232 and 234 of Amendment No. 1.

U.S. Securities and Exchange Commission

October 3, 2023

Consolidated Financial Statements of Banzai International, Inc.

Note 6. Revenue, page F-100

14.

We note your reference to both annual and multi-year contracts on page F-106. Please tell us the percentage of revenue generated from each of annual and multi-year contracts for the periods presented. Also, tell us how you considered the disclosure requirements of ASC 606-10-50-13 and 50-14 and revise as necessary.

Response: The Company acknowledges the Staff’s comments and respectfully informs that Staff that the percentage of revenue generated from each of annual and multi-year contracts for the periods presented are as presented in the table below:

	Annual or Less Contracts	Multi-year Contracts
Year ended December 31, 2021	98.13%	1.87%
Year ended December 31, 2022	97.89%	2.11%
Six months ended June 30, 2022	98.01%	1.99%
Six months ended June 30, 2023	97.79%	2.21%

Further in response to the Staff’s comments, the Company has reviewed the guidance in ASC 606-10-50-13 and 50-14. In summary, the Company has determined that additional disclosures are not necessary due to the immaterial nature of the portion of revenue related to multi-year contracts reflected in the table above.

If you have any questions regarding the foregoing or Amendment No. 1, please contact the undersigned at (212) 839-5444.

Very truly yours,

/s/ Michael P. Heinz
Michael P. Heinz

cc:	Jack Leeney, 7GC & Co. Holdings Inc.